Vanguard Variable Insurance Fund Growth Portfolio

Supplement to the Prospectus and Summary Prospectus Dated
April 30, 2014

Delaware Investments Fund Advisers (one of the advisors to Vanguard Variable Insurance Fund Growth Portfolio) and members of the Focus Growth Team at Delaware Investments Fund Advisers have created a new jointly owned firm called Jackson Square Partners, LLC (Jackson Square). Jackson Square now serves as advisor to the portion of the Portfolio formerly managed by Delaware Investments Fund Advisers.

Jeffrey S. Van Harte, Daniel J. Prislin, Christopher M. Ericksen, and Christopher J. Bonavico continue to serve as portfolio managers for the portion of the Portfolio advised by Jackson Square.

The joint venture will not result in a change in the nature or level of advisory services provided to the Portfolio, or an increase in the fees paid by the Portfolio for such services. The Portfolio's investment objective, strategies, and risks remain unchanged.

Prospectus and Summary Prospectus Text Changes
All references to Delaware Investments Fund Advisers are hereby changed to Jackson Square Partners, LLC.

(over, please)

Prospectus Text Changes
In the More on the Portfolios section, the following replaces the subheading and paragraph regarding Delaware Investments Fund Advisers under the heading "Investment Advisors":

Jackson Square Partners, LLC
Jackson Square Partners, LLC (Jackson Square), 101 California Street,
Suite 3750, San Francisco, CA 94111, provides investment advisory services for the Growth Portfolio. As of March 31, 2014, Jackson Square's Focus Growth Team managed approximately $26 billion in assets.

2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 64 052014